Exhibit 21.1

Subsidiaries of the Registrant

Immediately following the completion of this offering, the following entities will become direct or indirect subsidiaries of PennyMac Financial Services, Inc.:

Name	Jurisdiction of Incorporation or Organization
Private National Mortgage Acceptance Company, LLC	Delaware
PNMAC Capital Management, LLC	Delaware
PennyMac Loan Services, LLC	Delaware
PNMAC Opportunity Fund Associates, LLC	Delaware
PennyMac Loan Services, Inc.	California